UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2026

Corebridge Financial, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-41504	95-4715639
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2919 Allen Parkway, Woodson Tower,
Houston, Texas	77019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 1-877-375-2422

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CRBG	New York Stock Exchange
6.375% Junior Subordinated Notes	CRBD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On July 30, 2026, Corebridge Financial, Inc., a Delaware corporation (“Corebridge”), held a special meeting of its stockholders (the “Special Meeting”) to consider and vote on: (1) a proposal (the “Corebridge Merger Agreement Proposal”) to adopt the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), by and among Corebridge, Equitable Holdings, Inc., a Delaware corporation (“Equitable”), Mountain Holding, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Corebridge (“New Equitable”), Palisade Holding, Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of New Equitable, and Marcy Holding, Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of New Equitable, dated as of March, 26, 2026; (2) a proposal (the “Corebridge Advisory Compensation Proposal”) to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to the named executive officers of Corebridge in connection with the transactions contemplated by the Merger Agreement; and (3) a proposal (the “Corebridge ESPP Proposal”) to adopt the Corebridge 2026 Employee Stock Purchase Plan.

As of the close of business on June 22, 2026, the record date for determination of the stockholders entitled to notice of, and to vote at, the Special Meeting, there were 445,768,608 shares of common stock, par value $0.01 per share, of Corebridge (“Corebridge Common Stock”) issued and outstanding, each of which was entitled to one vote on all matters properly submitted to holders of record of Corebridge Common Stock at the Special Meeting. A total of 366,791,290 shares of Corebridge Common Stock, representing approximately 82.28% of the issued and outstanding shares of Corebridge Common Stock entitled to vote at the Special Meeting, were present in person or by proxy at the Special Meeting, constituting a quorum to conduct business.

The following is a summary of the voting results of the matters voted on at the Special Meeting based on the final, certified report of the voting results by the independent inspector of elections.

1.          The Corebridge Merger Agreement Proposal. The following votes were cast at the Special Meeting (in person or by proxy) and the proposal was approved:

For	Against	Abstain	Broker Non-Votes

366,176,877	119,470	494,943	0

2.          The Corebridge Advisory Compensation Proposal. The following votes were cast at the Special Meeting (in person or by proxy) and the proposal was approved on a non-binding advisory basis:

For	Against	Abstain	Broker Non-Votes

363,925,631	2,585,612	280,047	0

3.          The Corebridge ESPP Proposal. The following votes were cast at the Special Meeting (in person or by proxy) and the proposal was approved:

For	Against	Abstain	Broker Non-Votes

365,387,899	1,191,373	212,018	0

In connection with the Special Meeting, Corebridge also solicited proxies with respect to a proposal (the “Corebridge Adjournment Proposal”) to approve the adjournment of the Special Meeting to solicit additional proxies if there were not sufficient shares of Corebridge Common Stock represented (either in person or by proxy) and voting at the time of the Special Meeting to approve the Corebridge Merger Agreement Proposal. As there were sufficient votes at the time of the Special Meeting to approve the Corebridge Merger Agreement Proposal, the Corebridge Adjournment Proposal was unnecessary and such proposal was not submitted to the stockholders for approval at the Special Meeting.

No other business properly came before the Special Meeting.

For more information on the proposals considered at the Special Meeting, see the definitive proxy statement related to the Special Meeting that was filed by Corebridge with the U.S. Securities and Exchange Commission under cover of Schedule 14A on June 23, 2026.

Item 8.01	Other Events.

On July 30, 2026, Corebridge and Equitable issued a joint press release announcing that the stockholder approvals required in connection with the proposed transaction between Corebridge and Equitable (the “Proposed Transaction”) have been obtained and that the Proposed Transaction remains subject to regulatory approval and the satisfaction of other customary closing conditions, and is expected to close by year-end 2026. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)          Exhibits.

Exhibit Number	Description

99.1	Press Release, dated July 30, 2026, jointly issued by Corebridge Financial, Inc. and Equitable Holdings, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corebridge Financial, Inc.

Date:	July 30, 2026	By:	/s/ Jeannette N. Pina
			Name:	Jeannette N. Pina
			Title:	Deputy General Counsel and Corporate Secretary